BYLAWS
of
SWIFTWIFT, INC.
A DELAWARE CORPORATION

ARTICLE I
OFFICES

Section 1. Registered Office. The address of the registered office of SwiftSift, Inc., a Delaware corporation (the "***Corporation***"), in the State of Delaware shall be 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc. Such registered office and such registered agent may be changed as the officers of the Corporation may from time to time determine.

Section 2. Other Offices. The Corporation may also have offices at such other places as the Board of Directors (the "***Board***") of the Corporation may from time to time determine.

ARTICLE II
STOCKHOLDERS

Section 1. Annual Meeting. An annual meeting of the stockholders of the Corporation shall be held at such place, on such date and at such time as the Board shall each year fix which date shall be within 13 months of the last annual meeting of stockholders of the Corporation.

Section 2. Special Meetings. Special meetings of the stockholders, other than those required by statute, may be called at any time by the Chairman of the Board or the President of the Corporation, by the Board acting pursuant to a Resolution adopted by a majority of the Board or by one or more stockholders holding shares of capital stock in the aggregate entitled to cast not less than 20% of the votes of stockholders represented by all outstanding shares of capital stock at such meeting. The Board may postpone or reschedule any previously scheduled special meeting.

Section 3. Notice of Meetings. Notice of the place, date and time of all meetings of the stockholders, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given, not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the Delaware General Corporation Law or the Certificate of Incorporation of the Corporation). When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for such adjourned meeting, notice of the place, date and time of such adjourned meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, shall be given in conformity herewith. At any such adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Section 4. Quorum. At any meeting of the stockholders, the holders of a majority of all of the shares of capital stock of the Corporation entitled to vote at such meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. Where a separate vote by a class or classes or series of capital stock is required, a

majority of the shares of such class or classes or series of capital stock present in person or represented by proxy shall constitute a quorum entitled to take action with respect to such vote. If a quorum shall fail to attend any meeting, the chairman of such meeting of stockholders may adjourn such meeting to another place, or date or time.

Section 5. Organization. Such person as the Board may have designated or, in the absence of such a person, the Chairman of the Board or, in the absence thereof, the President of the Corporation or, in the absence thereof, such person as may be chosen by the holders of a majority of the shares of the Corporation entitled to vote who are present, in person or by proxy, at a meeting of stockholders shall call to order any such meeting of stockholders and act as chairman of such meeting. In the absence of the Secretary of the Corporation, the secretary of a meeting of the stockholders shall be such person as the chairman of such meeting appoints.

Section 6. Conduct of Business. The chairman of any meeting of the stockholders shall determine the order of business and the procedure at such meeting, including such regulation of the manner of voting and the conduct of discussion as seem to such chairman in order. The chairman of such meeting shall have the power to adjourn such meeting to another place and date and time. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at such meeting shall be announced at such meeting.

Section 7. Proxies and Voting. At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. All voting, except on the election of directors or as otherwise required by law, may be by a voice vote; provided, however, that upon demand therefore by a stockholder entitled to vote or by his or her proxy, a stock vote shall be taken. Voting on the election of directors may also be by a voice vote if so provided in the Certificate of Incorporation of the Corporation. Every stock vote shall be taken by ballots, each of which shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting. The Corporation may, and to the extent required by law, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Every vote taken by ballots shall be counted by a duly appointed inspector or inspectors. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on such matter. No stockholder shall be entitled to cumulate votes for any one or more candidates unless such candidate or candidates' names have been placed in nomination prior to the voting and at least one stockholder has given notice prior to the meeting of such stockholder's intention to cumulate votes.

Section 8. List of Stockholders. The Corporation shall prepare and maintain a complete list of stockholders entitled to vote at each meeting of stockholders, arranged in alphabetical order by class of stock and showing the number of shares registered in the name of each stockholder. The list shall be maintained

by the Corporation as part of its corporate records and shall be used to determine the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Section 9. Actions Without Meeting. To the extent permitted by law, any action that can be taken at an annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if consent or consents in writing, setting forth the action so taken, shall be signed and dated by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize as taken such action at a meeting at which all the shares entitled to vote therein were present and voted. Prompt notice of any action taken by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who would have been entitled to notice of the meeting (were such action taken at a meeting) if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation. Any electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this bylaw, provided that any such electronic transmission sets forth or is delivered with information from which the Corporation can determine (A) that the electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (B) the date on which such stockholder or proxyholder or authorized person or persons transmitted such electronic transmission.

Section 10. Electronic Participation. Whenever the Board is authorized herein or by law to fix the place of any meeting of stockholders, the Board may, in its sole discretion, determine that the meeting shall not be held at any place but instead by means of remote communication, or that stockholders may participate in a meeting by remote communication. If authorized by the Board, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication:

(a) participate in a meeting of stockholders; and

(b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the Corporation shall implement reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

ARTICLE III
BOARD OF DIRECTORS

Section 1. Number, Election and Term of Directors. Subject to the rights of the holders of any class or series of stock to elect directors under specified circumstances, the number of directors shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board. Directors shall be elected at annual meetings of the stockholders to hold office for a period of two (2) years and shall hold office until such director's successor has been elected and qualified or until his or her term has expired, earlier resignation or removal. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which the director was elected or until a successor has been elected and qualified.

Section 2. ***Newly Created Directorships and Vacancies***. Subject to applicable law and to the rights of the holders of any class or series of stock with respect to such class or series of stock, and unless the Board otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by a majority vote of the directors then in office, though less than a quorum, and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the "Whole Board" (as defined below) shall shorten the term of any incumbent director. For purposes of these Bylaws, the term "***Whole Board***" shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.

Section 3. ***Regular Meetings***. Regular meetings of the Board shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board and publicized among all directors. A notice of each regular meeting shall not be required.

Section 4. ***Special Meetings***. Special meetings of the Board may be called by the Chairman of the Board, the President or by two or more directors then in office and shall be held at such place, on such date, and at such time as they or he or she shall fix. Notice of the place, date, and time of each such special meeting shall be given to each director by whom it is not waived by mailing (electronically or otherwise) written notice not less than five days before the meeting or by telephone or by electronic mail or by facsimile transmission of the same not less than 24 hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 5. ***Quorum***. At any meeting of the Board, a majority of the total number of duly elected directors then in office shall constitute a quorum for all purposes. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date, or time, without further notice or waiver thereof.

Section 6. ***Participation in Meetings by Conference Telephone***. Members of the Board, or of any committee thereof, may participate in a meeting of such Board or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

Section 7. ***Conduct of Business***. At any meeting of the Board, business shall be transacted in such order and manner as the Board may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise provided herein or required by law. Action may be taken by the Board without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 8. ***Powers***. Subject to the provisions of the Delaware General Corporation Law and any limitations in the Certificate of Incorporation or these Bylaws (these "***Bylaws***") relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board.

Section 9. ***Compensation of Directors***. Unless otherwise restricted by the Certificate of Incorporation, the Board shall have the authority to fix the compensation of the directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board and may be paid a fixed sum for attendance at each meeting of the Board or paid a stated salary or paid other compensation as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving

compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 10. Removal and Resignation of Directors. *Michael Novielli* may be removed as a director only by a vote of the holders of at least seventy-five percent (75%) of the shares of each class or series of voting stock, present in person or by proxy, then entitled to vote at an election of directors. With respect to all other directors, at a meeting of shareholders called expressly for that purpose, any director or the entire Board (other than Michael Novielli) may be removed, with or without cause, by a vote of the holders of a majority of the shares of each class or series of voting stock, present in person or by proxy, then entitled to vote at an election of directors.

Any director may resign at any time. Such resignation shall take effect at the time specified therein and, if no time be specified, at the time of its receipt by the President, the Secretary or the Board. The acceptance of a resignation shall not be necessary to make it effective, unless so specified therein.

ARTICLE IV
COMMITTEES

Section 1. Committees of the Board. The Board may from time to time designate committees of the Board, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board to act at the meeting in the place of the absent or disqualified member.

Section 2. Conduct of Business. Committees shall consist of one or more directors. Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. Adequate provisions shall be made for notice to members of all meetings; a majority of the members shall constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by the affirmative vote of a majority of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing or by electronic transmission and the writing(s) or electronic transmission(s) are filed with the minutes of proceedings of such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3. Advisory Committees. The Board may from time to time establish such advisory committees as it sees fit. Such committees shall assist in the management and oversight of the Corporation's affairs, but shall not possess any powers of the Board and shall in all cases remain subject to the general control and oversight of the Board.

ARTICLE V
OFFICERS

Section 1. Generally. The officers of the Corporation shall consist of a Chairman of the Board, a President, a Secretary, a Treasurer and such other officers as may from time to time be appointed by the Board. Officers shall be elected by the Board, which shall consider that subject at its first meeting after every annual meeting of stockholders. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any number of offices may be held by the same

person. The salaries of officers elected by the Board shall be fixed from time to time by the Board or by such officers as may be designated by resolution of the Board.

Section 2. ***Chairman of the Board***. Unless otherwise specified by the Board, the Chairman of the Board shall be the Chief Executive Officer of the Corporation. As Chief Executive Officer, subject to the provisions of these Bylaws and to the direction of the Board, he or she shall have the responsibility for the general management and control of the business and affairs of the Corporation and shall perform all duties and have all powers which are commonly incident to the office of Chief Executive Officer or which are delegated to him or her by the Board. He or she shall have power to sign all stock certificates, contracts and other instruments of the Corporation which are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the Corporation.

Section 3. ***President***. The President, if so specified by the Board or if the Board has not appointed a Chairman of the Board, shall be the Chief Executive Officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board and the Chairman of the Board, if any, the President shall have the responsibility for the general management and control of the business and affairs of the Corporation and shall perform all duties and have all powers which are commonly incident to the office of President or which are delegated to him or her by the Board. Subject to the direction of the Board and the Chairman of the Board, the President shall have power to sign all stock certificates, contracts and other instruments of the Corporation which are authorized and shall have general supervision and direction of all of the other officers (other than the Chairman of the Board), employees and agents of the Corporation.

Section 4. ***Vice President***. Each Vice President (if any) shall have such powers and duties as may be delegated to him or her by the Board or the President.

Section 5. ***Chief Financial Officer***. The Chief Financial Officer shall have the responsibility for maintaining the financial records of the Corporation. He or she shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions and of the financial condition of the Corporation. The Chief Financial Officer ~~Treasurer~~ shall also perform such other duties as the Board may from time to time prescribe.

Section 6. ***Secretary***. The Secretary shall issue all authorized notices for, and shall keep minutes of, all meetings of the stockholders and the Board. He or she shall have charge of the corporate books and shall perform such other duties as the Board may from time to time prescribe.

Section 7. ***Delegation of Authority***. The Board may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 8. ***Removal and Resignation of Officers***. Any officer of the Corporation may be removed at any time for cause (as defined herein) by the Board. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the President, the Secretary or the Board. Such resignation shall take effect at the time specified therein and, if no time is specified, at the time of its receipt by the President, the Secretary or the Board. The acceptance of a resignation shall not be necessary to make it effective, unless so specified therein.

Cause shall be defined as:

(i) an act of fraud, embezzlement, theft or neglect of or refusal to substantially perform the duties of executive's employment which is materially injurious to the financial condition or business reputation of the company;

(ii) A material violation of this agreement by executive, which is not cured within thirty (30) days after written notice thereof;

(iii) Executive's death, disability or incapacity.

Section 9. Action with Respect to Securities of Other Corporations. Unless otherwise directed by the Board, the President or any officer of the Corporation authorized by the President shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other Corporation in which this Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other Corporation.

ARTICLE VI
STOCK

Section 1. Certificates of Stock. Each stockholder shall be entitled to a certificate signed by, or in the name of the Corporation by, the Chairman of the Board or the President certifying the number of shares owned by him or her. Any or all of the signatures on the certificate may be by facsimile.

Section 2. Transfers of Stock. Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation or by transfer agents designated to transfer shares of the stock of the Corporation. Except where a certificate is issued in accordance with Section 4 of Article VI of these Bylaws, an outstanding certificate for the number of shares involved shall be surrendered for cancellation before a new certificate is issued therefor.

Section 3. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may, except as otherwise required by law, fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which record date shall not be more than 60 nor less than 10 days before the date of any meeting of stockholders, nor more than 60 days prior to the time for such other action as hereinbefore described.

If no record date is fixed by the Board:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(b) The record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which the first written consent (including consent by electronic transmission as permitted by law) is delivered to the Corporation; and

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts a resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for such adjourned meeting.

Section 4. ***Lost, Stolen or Destroyed Certificates***. In the event of the loss, theft or destruction of any certificate of stock, another may be issued in its place pursuant to such regulations as the Board may establish concerning proof of such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

Section 5. ***Regulations***. The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board may establish.

ARTICLE VII
NOTICES

Section 1. ***Notices***. Except as otherwise specifically provided herein or required by law, all notices required to be given to any stockholder, director, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mail, postage paid, recognized overnight delivery service or by sending such notice by facsimile, receipt acknowledged. Any such notice shall be addressed to such stockholder, director, officer, employee or agent at his or her last known address as the same appears on the books of the Corporation. Notice shall be deemed received: (i) if by personal delivery, on the date delivered; (ii) if by facsimile, on the date acknowledged; (iii) if by recognized overnight delivery service, on the date delivered; and (iv) if by mail, five days after mailing.

(a) Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under the Delaware General Corporation Law, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (i) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (ii) such inability becomes known to the Secretary or an assistant secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(b) Notice given pursuant to subsection (a) of this Section shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by posting on an electronic network together with separate notice to the stockholder of such specific posting upon the later of (A) such posting and (B) the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder. An affidavit of the Secretary or an assistant secretary or of the transfer agent or other agent of the Corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 2. ***Waivers***. A written waiver of any notice, signed by a stockholder, director, officer, employee or agent, or a waiver by electronic transmission given by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting shall constitute waiver of notice except attendance for the sole purpose of objecting to the timeliness of notice.

ARTICLE VIII
MISCELLANEOUS

Section 1. Facsimile and Electronic Signatures. In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these Bylaws, facsimile or electronic signatures of any stockholder, director or officer of the Corporation may be used whenever and as authorized by the Board or a committee thereof.

Section 2. Corporate Seal. The Board may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the President. If and when so directed by the Board or a committee thereof, duplicates of the seal may be kept and used by the President Treasurer or by the Chief Financial Officer.

Section 3. Reliance upon Books, Reports and Records. Each director, each member of any committee designated by the Board, and each officer of the Corporation shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board so designated, or by any other person as to matters which such director or committee member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 4. Fiscal Year. The fiscal year of the Corporation shall be the calendar year or as otherwise fixed by the Board.

Section 5. Time Periods. In applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

ARTICLE IX
INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 1. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "***Proceeding***"), by reason of the fact that he or she is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "***Indemnitee***"), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that, except as provided in Section 3 of this Article IX with respect to Proceedings to enforce rights to indemnification, the Corporation shall indemnify any such Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board. Notwithstanding any provision to the contrary, an Indemnitee shall forfeit all rights to indemnification if it is determined that such Indemnitee engaged in willful misconduct, fraud, gross negligence, or a material breach of fiduciary duty in connection with the matter for which indemnification is sought. In such cases,

the Indemnitee shall be required to reimburse the Corporation for any expenses, costs, or damages previously advanced or paid in connection with the indemnification claim. This forfeiture shall not affect any other rights or remedies available to the indemnifying party under law or equity.

Section 2. Right to Advancement of Expenses. The right to indemnification conferred in Section 1 of this Article IX shall include the right to be paid by the Corporation the expenses (including reasonable attorney's fees) incurred in defending any such Proceeding in advance of its final disposition (hereinafter an "***Advancement of Expenses***"); provided, however, that, if the Delaware General Corporation Law requires, an Advancement of Expenses incurred by an Indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "***Undertaking***"), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "***Final Adjudication***") that such Indemnitee is not entitled to be indemnified for such expenses under this Section 2 or otherwise. The rights to indemnification and to the Advancement of Expenses conferred in Sections 1 and 2 of this Article IX shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director or officer and shall inure to the benefit of the Indemnitee's heirs, executors and administrators. Any amendment, alteration or repeal of this Article IX that adversely affects any right of an Indemnitee or its successors shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

Section 3. Right of Indemnitee to Bring Suit. If a claim under Section 1 or 2 of this Article IX is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an Advancement of Expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) it shall be a defense that the Indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. In any suit brought by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Corporation shall be entitled to recover such expenses upon a Final Adjudication that the Indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an Advancement of Expenses hereunder, or brought by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified or to such Advancement of Expenses, under this Article IX or otherwise shall be on the Corporation.

Section 4. Non-Exclusivity of Rights. The rights to indemnification and to the Advancement of Expenses conferred in this Article IX shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 5. ***Insurance***. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Section 6. ***Indemnification of Employees and Agents of the Corporation***. The Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the Advancement of Expenses to any officer, employee or agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and Advancement of Expenses of directors and officers of the Corporation.

ARTICLE X
AMENDMENTS

In furtherance and not in limitation of the powers conferred by law, the Board is expressly authorized to make, alter, amend and repeal these Bylaws subject to the power of the holders of capital stock of the Corporation to alter, amend or repeal the Bylaws. The fact that such power has been so conferred upon the Board shall not divest the stockholders of the power, nor limit their power to make, alter, amend or repeal these Bylaws.

CERTIFICATE OF PRESIDENT

This is to certify that the foregoing is a true and correct copy of the Bylaws of the Corporation named in the title of such Bylaws and that such Bylaws were duly adopted by the Board of Directors of such Corporation as of July 9, 2026.

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Michael Novielli
President